UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF GENERAL SHAREHOLDERS’ MEETING

Medellin, Colombia, March 4, 2013

At the annual General Shareholders’ Meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) approved the financial statements for the year ended December 31, 2012, along with the accompanying notes and management’s annual reports.

The General Shareholders’ Meeting also approved the proposed distribution of profits and declared a dividend of seven hundred and fifty-four Colombian pesos (COP$754) per share, payable in quarterly installments of one hundred and eighty-eight Colombian pesos and fifty cents (COP$188,50) on the first business day of each quarter (April 1, July 2, and October 1, 2013, and January 2,2014).

In addition, the General Shareholders’ Meeting increased Bancolombia’s legal reserve by COP$1,213,521,614,881.33, which will allow Bancolombia to enhance its capital structure in accordance with new regulatory requirements for credit institutions under Colombian law and respond to the growth of its business operations.

The ex dividend date set forth in the table below:

Ex dividend date	Payment date
March 21, 2013	April 1, 2013
June 25, 2013	July 2, 2013
Sept. 25, 2013	October 1, 2013
Dec. 24, 2013	January 2, 2014

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 4, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance